SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

17 JULY 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 1998, PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR



REPORT
FOR
THE
QUARTER

ENDED
31 DECEMBER 1998

anglo

MAPS

LOCATION OF THE GOLD INTERESTS IN NAMIBIA AND MALI


N
Mali
Sadiola
Navachab
Namibia

LOCATION OF THE GOLD INTERESTS WITHIN THE WITWATERSRAND BASIN


N
Western Deep Levels East
Western Deep Levels West
Ergo
Elandsrand (incl. Deelkraal Section)
Western Deep Levels South
WITWATERSRAND BASIN
Great Noligwa (Vaal Reefs 8#)
Tau Lekoa (Vaal Reefs 10#)
Kopanang (Vaal Reefs 9#)
Moab Khotsong (Vaal Reefs 11#)
Witwatersrand Basin
Republic of South Africa
Tshepong (Freegold 2 & 4)
Matjhabeng (Western Holdings)
Masimong * (Freegold 3)
Bambanani (Freegold 1)
Joel (H.J. Joel)
0
100 km

* Sold with effect from 21 September 1998

 # A LETTER FROM THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

Dear shareholder

Looking back at 1998, AngloGold completed its transformation from eight listed companies to a single listed gold company with its own, independent board of directors. The rigorous pursuit of global competitiveness for its South African operations, initiated at the beginning of 1997 by the setting of cash cost and productivity targets, continued in 1998, as did the company's disposal of those shafts that did not meet our criteria. In 1998, 17 shafts were sold, substantially completing the process. The consequence was a drop in production from 239 218 kilograms (7.7 million ounces) in 1997 to 215 377 kilograms (6.9 million ounces) in 1998. This is a reduction of only 10 per cent compared to the planned drop of 17 per cent and was brought about by increased labour productivity and better mineral resource management. Together with organisational restructuring and a reduction in overheads, this resulted in a cash cost decrease, year on year, of 2 per cent in rand terms to R40 439 per kilogram and in dollar terms from $279 per ounce to $229 per ounce. In respect of the latter, we benefited partly from the weaker rand.

The company has produced a good set of results for the fourth quarter. In the context of a weak dollar gold price and a strengthening rand, the company's hedging activities have produced a stable rand price of R61 296 per kilogram, 0,4 per cent higher than the third quarter. Gold production showed a planned decline of 1 per cent. Critically, cash costs were well controlled and showed a modest decline in rand per kilogram terms from R41 930 in the third quarter to R41 203 in the December quarter, in spite of the drop in production. Productivity, measured in terms of grams of gold produced per employee, registered a 5 per cent improvement quarter on quarter. The volume measured, however, showed a 2 per cent decline.

Operating profit for the quarter increased by 6 per cent to R952 million. However, the available profit decreased by 16 per cent to 424 cents per share due to higher net capital expenditure. Headline earnings (on an International Accounting Standards basis) increased by 41 per cent to 521 cents per share.

Available profit for the half-year increased from 770 cents per share to 927 cents per share while headline earnings (on an IAS basis) increased by 31 per cent, from 677 cents per share to 890 cents.

The purchase of Minorco's five South and North American gold operations and related exploration activities will be AngloGold's first major international acquisition. The management team is confident that these operations and investments, which will be included from the start of 1999. will demonstrate that this is a value-enhancing purchase.

The gold price has traded at the low end of the $280-$300 range. While fears of large scale central banks selling have diminished, the major recession in several East Asian economies, and in Japan, has had a negative impact on gold jewellery consumption. Continued market liberalisation and growing physical jewellery and investment demands are needed if the price is to move upwards.

AngloGold is committed to both joint and individual efforts to this end. Our initiatives to broaden and deepen producer co-operation with bodies like the World Gold Council are evidence of this. So, too, is the renewed interest we are taking in design excellence and innovation in the jewellery industry. In South Africa. we have launched the 'Riches of Africa' gold jewellery design competition and. with the World Gold Council, the 'Gold for Eternity' gold design competition in China and nine other Asian countries.

We are convinced that there is broad and solid demand for our product, with considerable potential for growth, amongst hundreds of millions of individual consumers. We will do what we can to ensure dynamic and creative responses to that growing demand.

NICKY OPPENHEIMER
Chairman

BOBBY GODSELL
Chief Executive Officer

2 February 1999

SUMMARY OF OPERATIONS

Vaal River Operations

Operating profit at **Great Noligwa** rose by R17 million due to a 6 per cent decline in cash costs to R28 705 per kilogram ($155 per ounce). The improved cash cost performance resulted from lower major expenditure and services costs.

A 19 per cent rise in gold production at **Kopanang,** partially offset by a 6 per cent increase in production costs, resulted in a 58 per cent increase in operating profit. However, due to increased production, cash costs declined to R38 308 per kilogram ($206 per ounce).

Tau Lekoa's operating profit showed significant improvement to R20, 4 million due to a 7 per cent increase in gold production and a 3 per cent decline in cash costs, achieved through lower services costs. Consequently, cash costs improved to R51 746 per kilogram ($279 per ounce).

Surface operations showed a 19 per cent improvement in gold production due to higher grades and volume, and contributed R14 million.

Productivity in terms of grams produced per employee decreased by *2* per cent at **Great Noligwa,** due to the 3 per cent drop in gold production. **Kopanang** improved its performance by 21 per cent on the back of a 19 per cent increase in gold production. **Tau Lekoa** showed a 6 per cent improvement on the previous quarter, reflecting the higher production.

At **Moab Khotsong** capital expenditure for the quarter was R53. 5 million, 39 per cent lower than the previous quarter due mainly to revised phasing of the project.

Free State Operations

Operating profit at **Bambanani** improved by R22 million mainly as a result of an 18 per cent increase in gold production. Cash costs declined to R45 039 per kilogram ($243 per ounce).

Tshepong posted a 20 per cent increase in gold production for the quarter. While production costs were 20 per cent higher due to increased consumables, operating profit rose by R16 million. Cash costs were lower at R53 744 per kilogram ($289 per ounce).

At **Matjhabeng a** 2 per cent decline in gold production and a 23 per cent increase in production costs resulted in a drop in operating profit of R34, 1 million. Higher expenditure on production stores was the main contributor to cost increases. Cash costs rose to R57 672 per kilogram ($311 per ounce).

At **Joel,** a 17 per cent improvement in gold production gave rise to higher operating profit of R10, 3 million. Production improved due to an increase in grade and a reduction of gold inventory. Cash costs were lower at R40 012 per kilogram ($216 per ounce).

Productivity, measured in grams produced per employee, improved by 21 per cent and 24 per cent at **Bambanani and Tshepong** respectively. **Matjhabeng** maintained its productivity performance, while **Joel** improved by 8 per cent.

Capital expenditure of R41,2 million for the Taung No. 1 shaft sinking and the decline at Taung No. 3 shaft is in line with the previous quarter.

West Wits Operations

East Mine showed an R8 million improvement in operating profit due to an increase in revenue and a marginal decrease in cash costs to R28 609 ($154).

Gold production at **South Mine** decreased by 14 per cent due to development (650m) being behind schedule. Operating profit decreased by R16 million despite a drop in production costs of 4 per cent. Cash costs were higher at R54 759 per kilogram ($295 per ounce). South Mine's capital expenditure for the quarter was 9 per cent higher at R42,1 million, R14. 1 million of which was for the gold plant's carbon in leach project.

Gold production at **West Mine** was 28 per cent lower due mainly to seismic damage to the tertiary shaft reported during the quarter. Cash costs rose to R64 833 per kilogram ($349 per ounce), reflecting repair costs and lost production. It is expected that repairs to the tertiary shaft will be completed by the end of March 1999.

Operating profit at Deelkraal fell by R8. 3 million due to a 13 per cent decrease in area mined and a consequent decline of 7 per cent in gold produced. The drop in area mined is due to the up-grading of underground infrastructure, which is currently under way. Cash costs rose to R59 528 per kilogram ($321 per ounce).

Operating profit at **Elandsrand** increased by R7 million due to lower production costs. Cash costs were down to R42 193 per kilogram ($227 per ounce).

Productivity, measured in grams produced per employee, was maintained at East Mine and Elandsrand, South Mine reported a drop of 16 per cent, arising from lower gold production. The decrease of 28 per cent at West Mine was due mainly to the problems associated with the tertiary shaft, while the infrastructural problems at Deelkraal resulted in a 4 per cent decline.

Ergo

Operating profit was maintained at the previous quarter's level despite a loss of volume through abnormally high rainfall.

Cash costs increased to R42 171 per kilogram produced ($227 per ounce), mainly as a result of a 6 per cent decline in gold production.

Capital expenditure increased by 21 per cent to R4, 1 million in order to establish the 6L2 Welgedacht pump station by the first quarter of 1999.

International Operations

The fourth quarter and the year 1998 are both exceptional periods in the mine life of **Sadiola.** In line with longer term ore generation requirements and to meet the increased plant throughput capacity realised in the period, the quarter's total tons mined increased by 55 per cent.

This supported a 12 per cent increase in plant tonnage treated, rendering 9 per cent more gold and an increased gold operating profit of R59, 9 million.

Unit operating cash costs, before royalty, dropped 9 per cent to $99 per ounce for the 50 380 attributable ounces produced in the quarter.

Progress on two projects — the Farabakouta and Sadiola village relocations and the Yatela feasibility study - was very encouraging as was the mineral exploration and extension programme on site. A modified slimes dam wall building methodology - cycloned tailings upstream deposition - was adopted by year-end following 18 months of testwork. Time and monitoring will establish if this is a viable long-term alternative compared to the more elaborate and costly centre line downstream deposition methods.

In 1999 and subsequent years it is planned to generate some 171 000 attributable ounces per year at an increased operating cash cost, before royalty, of $132 per ounce. This reflects the reality of a deepening open pit and somewhat reduced yields but nevertheless remains a world-class outlook for a successful project to date.

In the fourth quarter, **Navachab** enjoyed a distinctly improved performance over the previous quarters of 1998 as the benefits of operating the shallow satellite East Zone 3 pit partially offset the effect of slope stability recovery work continuing in the main pit.

Tons treated and yield improved 3 per cent and 7 per cent respectively, yielding 10 per cent more gold, the second such increase quarter on quarter. Higher production, coupled with good control, resulted in a 10 per cent unit decline in operating cash costs to R44 377 per kilogram ($239 per ounce). This is budgeted to rise to R51 660 per kilogram in 1999 as the balance of the recovery work in the main pit is completed, including provision for a second ramp access. Rand profit from operations could, however, almost double the attributable R7,8 million achieved in 1998 and the mine should be well set for real profitability in year 2000 for the balance of the original project mine life to 2004.

A feasibility study on the investment required to extend the open pit to exploit additional resources discovered at **Navachab** will be reviewed by the Joint Venture Management Committee in March this year and the decision communicated in the second quarter. A decision to proceed could extend the life of mine by 12 years.

Driefontein

Attributable operating profit rose by 8 per cent over the previous quarter to R51,9 million. This was due mainly to an iincreaseof 13 per cent in gold production, arising from higher grades at Nos 1 and 4 shafts and a 3 per cent increase in area mined.

Productivity, measured in grams per employee, improved by 15 per cent due to higher gold production.

Capital expenditure increased by 14 per cent or R3.2 million, the focus being on the establishment of infrastructure at the Nos 1 and 5 shaft complexes in order to fully exploit gold resources above 50 level.

GOLD MARKET

With the return of some measure of stability to international financial markets during the final quarter of 1998, the gold market also steadied. The price opened the quarter relatively firmly at around US$296 per ounce, and traded between US$300 and US$288 for the three months, closing around the bottom of that range. A similar pattern of trading has been followed in the first weeks of 1999.

By comparison with the preceding quarter, which saw Russia move into debt default and financial crisis, with knock-on damage to equity and financial markets worldwide, the final quarter of 1998 was relatively uneventful, A significant disappointment in the quarter came with the turnaround of speculative short positions in gold on the New York Comex. Since the second quarter of 1996, sentiment towards gold on that exchange has remained almost consistently negative, with institutional and other investors on the Comex running net short positions amounting to between 6,5 to 7,5 million ounces (202 to 230 tons of gold).

During October, growing political tension in the Middle East, and strong rumours of hedge buy-backs by Australian gold producers (subsequently to be proved correct in the announcement by Normandy of the restructuring of their hedge), saw investor sentiment turn favourable. Short positions on the Comex were bought back, and the exchange moved into a small net long position on gold. Unlike earlier reversals on Comex, these buy-backs were carried out carefully and without haste, and the result was a disappointingly mild impact on the gold price. The price rose by only US$15 per ounce to touch briefly above US$300 an ounce. This failure of the metal to react to such a positive reversal in sentiment attracted unfavourable comment from a number of analysts.

Currency markets saw a little more action, with a weaker dollar driving changes in a number of currencies. Early in the quarter, the Rand strengthened by almost 10 per cent, from R6, 18 to R5,50 to the US$ on the back of the fall in the US currency, and on the back also of speculators closing short positions in the Rand. The recovery was not sustainable, and the end of the quarter saw the local currency trading back around R5,90 to the dollar. The devaluation in the Brazilian currency early in 1999 pulled other emerging market currencies down with it, including the Rand, and the new year has seen the Rand trade as weak as R6, 31 to the dollar.

Whilst the behaviour of the gold market in 1998 offered no high moments, it is encouraging that the price was supported repeatedly during the year at around the low US$280's per ounce (around the bottom of the price range for 1998). However, the failure of gold to break out on the upside has caused several analysts to publish lower gold price projections for 1999, and sentiment going into the new year is not particularly positive,

---

As at 31 December 1998, the company had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar priced contracts which have been converted to Rand prices at average annual forward Rand values based on a spot Rand/dollar exchange rate of R5, 86 available on 31 December 1998. The increase in hedge cover reflects the growing diversity of gold production in AngloGold in 1999 and beyond. The percentage of the sales priced in US dollars is shown below:

12 months ending 31 December	Kilograms sold	Ounces sold 000	Forward price per kilogram sold R	Percentage of positions priced in US$
1999	116 350	3 741	63 998	53
2000	69 557	2 236	75 800	60
2001	60 501	1 945	82 697	57
2002	47 450	1 526	91 137	57
2003	19 599	630	104 375	66
2004 - 2008	55 037	1 769	137 876	72

The aggregate of US dollar priced contracts over the full duration of the hedge is 59 per cent.

NOTES

1. The audited results prepared in accordance with the appropriation method of accounting are reflected on pages 8 to 23. Those prepared in accordance with International Accounting Standards, which have also been audited, appear on pages 24 to 39, and are included for illustrative purposes only.

   The figures for the year ended December 1997 represent the information as if the group had existed for that year.

2. Attention is drawn to the announcements dated 8 and 24 December 1998 and the circular to members dated 12 January 1999, relating to the acquisition by AngloGold of the gold interests of Minorco for a consideration of US$550 million A general meeting to obtain shareholders' approval of the transaction is scheduled to be held on Wednesday, 3 February 1999.

   Subject to all conditions precedent being met, the effective date of the transaction will be 1 January 1999.

3. During the quarter 10 200 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 31 December 1998 to 97 853 199.

4. Earnings per share have been calculated using a weighted average number of ordinary shares in issue.

5. Orders placed and outstanding on capital contracts as at 31 December 1998 totalled R355, 8 million, equivalent to US$ 60. 5 million at the rate of exchange ruling on 31 December 1998.

6. Final dividend No. 85 of 800 cents (for illustrative purposes equivalent to 132 US cents at the rate of exchange ruling on 1 February 1999) (1997: 875 cents; 180 US cents) per share has been declared as follows:

	1999
Declaration date	Tuesday, 2 February
Last day to register for dividend (and for changes of addresses or dividend instruction)	Friday, 19 February
Registers closed from	Saturday, 20 February
to (inclusive)	Saturday, 27 February
Ex-dividend on Johannesburg, London and New York Stock Exchanges	Monday, 22 February
Currency conversion date for sterling payments to shareholders paid from London	Monday, 22 February
Dividend warrants posted	Thursday, 25 March
Payment date of dividend	Friday, 26 March

By order of the Board



N. F. OPPENHEIMER
Chairman

R. M. GODSELL
Chief Executive Officer

2 February 1999

CONSOLIDATED BALANCE SHEET

Prepared in accordance with the appropriation method of accounting.

31 December	1998	1997
	R million	**R million**
Capital employed		
Share capital and premium	**3 871.1**	**3 957.8**
Non-distributable reserves	**17 636.7**	**17 380.9**
Retained profit	**170.7**	**26.0**
Long-term borrowings	**713.0**	**691.7**
	22 391.5	**22 056.4**
Employment of capital		
Mining assets	**20 851.1**	**20 704.5**
Investments	**725.6**	**549.8**
Long-term loans	**745.2**	**632.3**
Net current assets	**69.6**	**169.8**
Cash	**1 318.0**	**1 164.5**
Other current assets	**1 258.0**	**1 224.6**
Current liabilities	**2 506.4**	**2 219.3**
	22 391.5	**22 056.4**

CASH FLOW STATEMENT

Prepared in accordance with the appropriation method of accounting.

for the year ended December	1998	1997
	R million	R million
Operating activities	**2 250.7**	**1 277.1**
Cash flow from operations	**2 741.0**	**2 033.0**
Investment income	**164.9**	**258.9**
Working capital movement	**(39.5)**	**(281.7)**
Taxation paid	**(615.7)**	**(733.1)**
Investing and financing activities	**(682.9)**	**(941.6)**
Mining assets acquired	**(947.7)**	**(1 009.4)**
Disposal of mining and other assets	**441.2**	**77.5**
Investments acquired	**28.9**	**(136.0)**
Purchase of management contracts	**(62.5)**	**-**
Loan repayments	**(29.1)**	**126.3**
Formation and share issue expenses	**(113.7)**	**-**
Net cash generated	**1 567.8**	**335.5**
Dividends paid	**(1 414.3)**	**(1 421.1)**
Cash resources at beginning of year	**1 164.5**	**2 250.1**
Cash resources at end of year	**1 318.0**	**1 164.5**

Note to the Cash Flow Statement

Cash flow from operations

Profit before taxation	**2 879.3**	**2 291.9**
Investment income	**(164.9)**	**(258.9)**
Formation costs	**26.6**	**-**
Cash flow from operations	**2 741.0**	**2 033.0**

CONSOLIDATED OPERATING RESULTS

Prepared in accordance with the appropriation method of accounting.
Statistics are shown in metric units and financial figures in South African rand.

Issued Capital: 97 853 199 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company

			Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Year ended December 1997
GOLD						
UNDERGROUND OPERATIONS						
Area mined	- m2	- 000	1 075	1 143	4 441	5 642
Tons milled	- 000	- reef	5 531	5 893	23 140	29 654
		- waste	127	100	384	367
		- total	5 658	5 993	23 524	30 021
Yield	- g/t	- reef	8.39	7.99	8.23	7.23
		- waste	1.57	1.67	1.60	1.37
		- average	8.24	7.88	8.12	7.16
Gold produced	- kgs	- reef	46 400	47 073	190 456	214 432
		- waste	199	167	615	503
		- total	46 599	47 240	191 071	214 935
PRODUCTIVITY						
g/employee		- target	177	185	174	143
		- actual	189	180	181	138
m2/employee		- target	4.51	4.38	4.41	3.71
		- actual	4.35	4.43	4.16	3.58
SURFACE AND DUMP RECLAMATION						
Tons treated	- 000		14 305	14 945	57 511	59 581
Yield	- g/t		0.29	0.28	0.30	0.30
Gold produced	- kgs		4 166	4 156	17 025	18 142
OPEN CUT OPERATIONS						
Tons mined	- 000		2 207	1 848	7 527	5 714
Volume mined (bcm)	- 000		1 016	776	3 392	2 704
Stripping ratio	- t(mined-treated)					
	/t treated		1.89	1.63	1.63	1.35
Tons treated	- 000		763	703	2 863	2 428
Yield	- g/t		2.53	2.51	2.54	2.53
Gold produced	- kgs		1 933	1 768	7 281	6 141
TOTAL						
Gold produced	- kgs		52 698	53 164	215 377	239 218
Revenue - R/kg sold	- (excluding accelerated hedge)		60 794	60 944	57 049	52 325
	- (including accelerated hedge)		61 296	61 071	58 636	53 634
Cash costs	- R/kg produced		41 203	41 930	40 439	41 188
	- Rand/US Dollar exchange rate		5.77	6.20	5.49	4.59
	- $/ounce produced		222	210	229	279
URANIUM						
Tons treated	- 000		611	662	2 576	3 177
Yield	- kg/t		0.36	0.32	0.35	0.26
Production	- kgs		223 000	212 500	891 000	816 444
Cost of production	- R/kg		74	84	75	80
Sales	- kgs		671 068	120 133	1508 794	1749 000

CONSOLIDATED FINANCIAL RESULTS

Prepared in accordance with the appropriation method of accounting.

(R MILLION)	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Year ended December 1997
Turnover	3 312.5	3 060.4	12 282.6	12 174.6
Gold revenue	3 194.0	3 020.7	12 002.9	11 911.7
Normal	3 165.8	3 013.9	11 654.9	11 602.0
Accelerated hedge	28.2	6.8	348.0	309.7
Cost of sales	2 287.8	2 135.6	8 886.9	9 634.6
Cash costs	2 046.9	2 107.2	8 224.4	9 388.4
Retrenchment costs	28.2	6.8	348.0	309.7
Rehabilitation costs	6.9	7.4	29.2	32.4
Other non-cash costs	59.6	18.3	113.4	76.0
Production costs	2 141.6	2 139.7	8 715.0	9 806.5
Inventory change	146.2	(4.1)	171.9	(171.9)
Gold operating profit	906.2	885.1	3 116.0	2 277.1
Uranium and acid profit	45.6	15.9	99.0	84.2
Uranium and acid sales	118.5	39.7	279.7	262.9
Uranium and acid cost of sales	72.9	23.8	180.7	178.7
Profit from operations	951.8	901.0	3 215.0	2 361.3
Exploration costs	51.4	60.0	203.5	-
Research and development	13.4	4.2	27.1	-
Corporate administration costs	88.5	61.3	268.0	326.2
Other income - net	52.8	35.4	162.9	256.0
Profit before tax	851.3	810.9	2 879.3	2 291.1
Taxation	220.3	273.2	869.5	410.5
Profit after tax	631.0	537.7	2 009.8	1 880.6
Capital appropriations	242.1	85.0	553.7	599.1
Equity earnings	25.5	39.8	204.7	103.6
Available profit	414.4	492.5	1 660.8	1 385.1
Earnings per share - cents	424	503	1 697	1 416
Earnings on an IAS basis				
Headline earnings - Rm	509.6	361.6	1533.8	699.3
- cents per share	521	369	1 568	715
Capital expenditure - mining direct	226.1	237.8	883.1	971.2
- other	37.7	8.7	64.6	38.2
- recoupments	(10.0)	(148.8)	(402.8)	(103.0)
Net capital expenditure	253.8	97.7	544.9	906.4

VAAL RIVER OPERATIONS

			Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Appropriation basis			Great Noligwa Mine			Kopanang Mine		
OPERATING RESULTS								
GOLD								
Area mined	- m2	- 000	118	117	450	113	105	392
Tons milled	- 000	- reef	584	643	2 480	546	495	1 882
		- waste	4	-	4	-	-	-
		- surface and dump reclamation	-	-	-	-	-	-
		- total	588	643	2 484	546	495	1 882
Yield	- g/t	- reef	13.66	12.82	13.51	8.48	7.87	7.66
		- waste	0.75	-	0.75	-	-	-
		- surface and dump reclamation	-	-	-	-	-	-
		- average	13.57	12.82	13.49	8.48	7.87	7.66
Gold produced	- kgs	- reef	7 975	8 246	33 509	4 630	3 894	14 415
		- waste	3	-	3	-	-	-
		- surface and dump reclamation	-	-	-	-	-	-
		- total	7 978	8 246	33 512	4 630	3 894	14 415
Revenue	- R/kg sold		61 294	61 194	57 881	61 284	61 228	58 717
Cash costs	- R/ton milled		389	390	380	325	338	339
	- R/kg produced		28 705	30 414	28 174	38 308	43 010	44 281
	- $/oz produced		155	152	159	206	216	250
PRODUCTIVITY								
g/employee	- target		229	229	222	145	144	140
	- actual		249	253	255	201	166	150
m2/employee	- target		3.61	3.63	3.47	4.56	4.42	4.31
	- actual		3.69	3.66	3.43	4.91	4.47	4.09
FINANCIAL RESULTS (R MILLION)								
Gold normal revenue			519.6	507.0	1 972.1	298.3	236.7	855.4
Accelerated hedge revenue			1.1	1.2	8.2	0.4	0.8	4.2
Total gold revenue			520.7	508.2	1 980.3	298.7	237.5	859.6
Cost of sales			254.7	259.6	1 009.4	194.4	171.3	671.8
Cash costs			229.0	250.8	944.2	177.3	167.5	638.3
Retrenchment costs			0.8	1.5	8.1	0.5	0.7	4.2
Rehabilitation costs			1.2	1.1	4.6	0.4	0.5	1.8
Other non-cash costs			8.1	6.0	23.0	5.9	5.7	18.2
Production costs			239.1	259.4	979.9	184.1	174.4	662.5
Inventory change			15.6	0.2	29.5	10.3	(3.1)	9.3
Profit from operations			266.0	248.6	970.9	104.3	66.2	187.8
Capital expenditure								
	- mining direct		7.1	5.6	27.1	(7.2)	2.5	(0.6)
	- other		10.6	(0.6)	17.0	4.4	0.1	7.1
	- recoupments		-	-	-	-	-	-
Net capital expenditure			17.7	5.0	44.1	(2.8)	2.6	6.5

	Tau Lekoa Mine			Surface Operations			Moab Khotsong Mine	
Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
93	98	363	-	-	-			
460	472	1 847	-	-	-			
-	-	1	-	-	-			
-	-	-	1 150	1 162	4 888			
460	472	1 848	1 150	1 162	4 888			
4.85	4.41	4.53	-	-	-			
-	-	5.00	-	-	-			
-	-	-	0.50	0.41	0.48			
4.85	4.41	4.54	0.50	0.41	0.48			
2 232	2 080	8 376	-	-	-			
-	-	5	-	-	-			
-	-	-	573	480	2 325			
2 232	2 080	8 381	573	480	2 325			
61 541	61 633	57 223	61 447	61 795	57 570			
251	253	247	18	21	21			
51 746	57 496	54 372	36 881	51 319	44 162			
279	288	307	199	257	253			
166	163	160	-	-	-			
152	144	134	-	-	-			
6.38	6.31	6.07	-	-	-			
6.35	6.73	5.79	-	-	-			
145.7	129.8	495.5	35.1	29.3	133.4			
0.9	1.3	6.1	0.1	0.3	0.4			
146.6	131.1	501.6	35.2	29.6	133.8			
126.2	128.2	484.3	21.4	25.0	103.7			
115.5	119.6	455.7	21.2	24.6	102.7			
0.9	1.2	6.1	0.2	0.3	0.5			
0.3	0.3	1.2	-	-	-			
0.9	1.1	6.1	-	0.1	0.5			
117.6	122.2	469.1	21.4	25.0	103.7			
8.6	6.0	15.2	-	-	-			
20.4	2.9	17.3	13.8	4.6	30.1			
0.6	2.0	8.4	-	-	-	53.5	87.2	276.9
2.6	(0.2)	4.2	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-
3.2	1.8	12.6	-	-	-	53.5	87.2	276.9

FREE STATE OPERATIONS

			Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Appropriation basis			Bambanani Mine			Tshepong Mine		
OPERATING RESULTS								
GOLD								
Area mined	- m2	- 000	89	87	344	88	91	357
Tons milled	- 000	- reef	565	528	2 093	309	304	1 205
		- surface and dump reclamation	-	-	-	-	-	-
		- total	565	528	2 093	309	304	1 205
Yield	- g/t	- reef	8.20	7.44	8.22	8.53	7.19	7.86
		- surface and dump reclamation	-	-	-	-	-	-
		- average	8.20	7.44	8.22	8.53	7.19	7.86
Gold produced	- kgs	- reef	4 635	3 930	17 195	2 631	2 186	9 467
		- surface and dump reclamation	-	-	-	-	-	-
		- total	4 635	3 930	17 195	2 631	2 186	9 467
Revenue		- R/kg sold	62 713	61 000	57 744	64 334	61 000	58 354
Cash costs		- R/ton milled	369	344	344	458	411	404
		- R/kg produced	45 039	46 276	41 927	53 744	57 203	51 466
		- $/oz produced	243	232	236	289	287	290
PRODUCTIVITY								
g/employee		- target	174	171	171	130	133	132
		- actual	211	175	189	163	131	142
m2/employee		- target	3.98	3.89	3.78	5.49	5.50	5.47
		- actual	4.03	3.82	3.79	5.43	5.45	5.35
FINANCIAL RESULTS (R MILLION)								
Gold normal revenue			302.6	239.8	1 008.7	177.5	133.3	562.1
Accelerated hedge revenue			7.5	-	7.5	9.1	-	9.1
Total gold revenue			310.1	239.8	1 016.2	186.6	133.3	571.2
Cost of sales			231.2	182.6	755.1	163.6	126.3	515.3
Cash costs			208.7	181.9	720.9	141.4	125.0	487.2
Retrenchment costs			7.5	-	7.5	9.1	-	9.1
Rehabilitation costs			0.8	0.4	2.3	0.3	0.3	1.4
Other non-cash costs			0.7	0.3	4.3	0.3	1.0	1.5
Production costs			217.7	182.6	735.0	151.1	126.3	499.2
Inventory change			13.5	-	20.1	12.5	-	16.1
Profit from operations			78.9	57.2	261.1	23.0	7.0	55.9
Capital expenditure								
		- mining direct	12.2	11.2	30.9	(0.1)	0.6	1.6
		- other	-	-	(0.5)	-	-	-
		- recoupments	-	-	-	-	-	-
Net capital expenditure			12.2	11.2	30.4	(0.1)	0.6	1.6

	Masimong Mine			Matjhabeng Mine			Closure shafts	
Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
-	45	121	113	116	441	-	-	63
-	232	614	551	573	2 087	-	43	503
-	-	-	-	-	-	-	-	-
-	232	614	551	573	2 087	-	43	503
-	6.31	6.25	7.12	6.99	7.50	-	7.94	7.43
-	-	-	-	-	-	-	-	-
-	6.31	6.25	7.12	6.99	7.50	-	7.94	7.43
66	1 464	3 836	3 923	4 004	15 660	-	345	3 742
-	-	-	-	-	-	-	-	-
66	1 464	3 836	3 923	4 004	15 660	-	345	3 742
61 182	61 000	56 562	62 706	61 000	57 860	-	61 000	119 053
-	320	317	411	330	368	-	465	464
-	50 770	50 708	57 672	47 310	49 052	-	58 539	62 374
-	255	293	311	237	277	-	293	381
-	163	156	144	157	142	-	-	169
-	174	150	148	147	142	-	-	169
-	5.40	5.39	3.93	4.28	3.89	-	-	3.60
-	5.36	4.73	4.28	4.25	3.99	-	-	2.84
4.0	89.3	218.2	269.1	244.2	931.5	-	21.0	200.0
-	-	-	6.7	-	6.7	-	-	245.5
4.0	89.3	218.2	275.8	244.2	938.2	-	21.0	445.5
(16.9)	74.6	199.9	255.8	190.1	806.0	-	20.3	478.9
(16.8)	74.3	194.5	226.3	189.4	768.2	-	20.2	233.4
-	-	-	6.7	-	6.7	-	-	245.5
-	0.2	0.6	0.6	0.6	2.4	-	-	0.5
(0.1)	0.1	3.2	-	0.1	0.8	-	0.1	(0.5)
(16.9)	74.6	198.3	233.6	190.1	778.1	-	20.3	478.9
-	-	1.6	22.2	-	27.9	-	-	-
20.9	14.7	18.3	20.0	54.1	132.2	-	0.7	(33.4)
22.9	2.9	31.6	0.5	1.0	3.4	0.6	(0.3)	0.3
-	-	(0.3)	-	-	-	-	-	-
-	(110.2)	(110.2)	-	-	-	-	(28.0)	(252.5)
22.9	(107.3)	(78.9)	0.5	1.0	3.4	0.6	(28.3)	(252.2)

FREE STATE OPERATIONS

(continued)

			Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Appropriation basis			Surface Operations			Taung South (Joel Ops - No. 3 Shaft)		
OPERATING RESULTS								
GOLD								
Area mined	- m2	- 000	-	-	-	65	74	281
Tons milled	- 000	- reef	-	-	-	373	362	1 328
		- surface and						
		dump reclamation	529	416	1 898	-	-	-
		- total	529	416	1 898	373	362	1 328
Yield	- g/t	- reef	-	-	-	6.38	5.60	6.10
		- surface and						
		dump reclamation	1.01	1.04	1.28	-	-	-
		- average	1.01	1.04	1.28	6.38	5.60	6.10
Gold produced	- kgs	- reef	-	-	-	2 380	2 027	8 105
		- surface and						
		dump reclamation	532	432	2 435	-	-	-
		- total	532	432	2 435	2 380	2 027	8 105
Revenue		- R/kg sold	61 186	61 000	56 546	61 186	64 201	58 847
Cash costs		- R/ton milled	45	62	50	255	251	256
		- R/kg produced	45 158	59 896	39 095	40 012	44 738	41 975
		- $/oz produced	243	300	221	216	224	236
PRODUCTIVITY								
g/employee		- target	126	130	140	153	155	162
		- actual	239	178	217	169	156	149
m2/employee		- target	-	-	-	5.58	5.66	5.81
		- actual	-	-	-	4.61	5.68	5.16
FINANCIAL RESULTS (R MILLION)								
Gold normal revenue			32.5	26.4	137.7	145.7	130.1	477.0
Accelerated hedge revenue			-	-	-	-	-	-
Total gold revenue			32.5	26.4	137.7	145.7	130.1	477.0
Cost of sales			24.5	26.4	96.7	95.7	90.4	341.2
Cash costs			24.0	26.0	95.2	95.2	90.7	340.2
Retrenchment costs			-	-	-	-	-	-
Rehabilitation costs			0.6	0.4	1.6	-	(0.3)	(0.4)
Other non-cash costs			(0.1)	-	(0.1)	0.5	-	1.4
Production costs			24.5	26.4	96.7	95.7	90.4	341.2
Inventory change			-	-	-	-	-	-
Profit from operations			8.0	-	41.0	50.0	39.7	135.8
Capital expenditure								
		- mining direct	-	-	-	22.7	24.7	129.3
		- other	-	-	-	-	-	-
		- recoupments	-	-	-	-	-	-
Net capital expenditure			-	-	-	22.7	24.7	129.3

ERGO OPERATIONS

		Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Appropriation basis				
OPERATING RESULTS				
GOLD				
Material treated	- tons - 000	12 626	13 367	50 725
Yield	- g/t	0.24	0.24	0.24
Gold produced	- kgs	3 061	3 244	12 265
Revenue	- R/kg sold	61 307	61 064	57 065
Cash costs	- R/ton treated	10	10	10
	- R/kg produced	42 171	41 778	41 572
	- $/oz produced	227	209	235
FINANCIAL RESULTS (R MILLION)				
Gold normal revenue		196.8	193.1	710.0
Accelerated hedge revenue		0.4	0.2	3.6
Total gold revenue		197.2	193.3	713.6
Cost of sales		138.8	135.4	536.0
Cash costs		129.1	135.4	509.9
Retrenchment costs		0.4	0.1	3.6
Rehabilitation costs		1.2	1.6	6.0
Other non-cash costs		1.4	1.5	5.0
Production costs		132.1	138.6	524.5
Inventory change		6.7	(3.2)	11.5
Gold operating profit		58.4	57.9	177.6
Acid loss		(2.5)	-	(1.8)
Acid sales		10.1	11.2	43.6
Acid cost of sales		12.6	11.2	45.4
Profit from operations		55.9	57.9	175.8
Capital expenditure		4.1	3.4	17.9

WEST WITS OPERATIONS

			Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Appropriation basis			East Mine			West Mine		
OPERATING RESULTS								
GOLD								
Area mined	- m2	- 000	80	81	308	47	60	225
Tons milled	- 000	- reef	459	470	1 845	248	316	1 230
		- waste	-	-	-	-	-	-
		- total	459	470	1 845	248	316	1 230
Yield	- g/t	- reef	12.57	12.39	12.22	6.58	7.15	6.78
		- waste	-	-	-	-	-	-
		- average	12.57	12.39	12.22	6.58	7.15	6.78
Gold produced	- kgs	- reef	5 769	5 823	22 542	1 631	2 258	8 335
		- waste	-	-	-	-	-	-
		- total	5 769	5 823	22 542	1 631	2 258	8 335
Revenue		- R/kg sold	61 195	61 101	57 642	61 193	61 055	57 996
Cash costs		- R/ton milled	360	359	344	426	356	347
		- R/kg produced	28 609	29 015	28 122	64 833	49 856	51 230
		- $/oz produced	154	145	159	349	250	290
PRODUCTIVITY								
g/employee		- target	222	222	218	153	149	142
		- actual	284	283	276	103	143	129
m2/employee		- target	4.25	4.20	4.03	4.46	4.34	4.19
		- actual	3.94	3.94	3.76	2.99	3.70	3.53
FINANCIAL RESULTS (R MILLION)								
Gold normal revenue			381.7	355.6	1 321.6	111.1	137.8	486.9
Accelerated hedge revenue			0.1	0.2	2.8	0.1	0.1	6.5
Total gold revenue			381.8	355.8	1 324.4	111.2	137.9	493.4
Cost of sales			186.8	168.6	658.4	115.0	112.6	443.2
Cash costs			165.1	168.9	633.9	105.7	112.6	427.0
Retrenchment costs			0.1	0.2	2.8	-	0.1	6.4
Rehabilitation costs			0.6	0.3	1.6	0.2	0.1	0.6
Other non-cash costs			2.0	0.9	4.4	1.7	0.4	3.0
Production costs			167.8	170.3	642.7	107.6	113.2	437.0
Inventory change			19.0	(1.7)	15.7	7.4	(0.6)	6.2
Profit from operations			195.0	187.2	666.0	(3.8)	25.3	50.2
Capital expenditure								
		- mining direct	2.8	1.9	5.6	4.8	1.5	6.5
		- other	0.9	0.6	1.6	1.9	0.5	2.4
		- recoupments	-	(0.1)	(0.1)	(0.1)	-	(0.1)
Net capital expenditure			3.7	2.4	7.1	6.6	2.0	8.8

Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
South Mine			Elandsrand			Deelkraal		
64	70	272	126	115	464	39	45	176
428	434	1 733	535	518	2 150	227	261	1 020
-	-	-	8	5	35	61	48	201
428	434	1 733	543	523	2 185	288	309	1 221
6.36	7.31	7.49	6.96	7.18	6.96	6.41	6.03	6.71
-	-	-	0.38	0.40	0.29	0.66	0.81	0.97
6.36	7.31	7.49	6.86	7.12	6.85	5.19	5.22	5.77
2 720	3 174	12 980	3 722	3 721	14 964	1 455	1 574	6 847
-	-	-	3	2	10	40	39	194
2 720	3 174	12 980	3 725	3 723	14 974	1 495	1 613	7 041
61 194	60 966	57 246	61 280	61 152	57 976	62 132	62 079	58 599
348	362	341	289	311	286	309	285	289
54 759	49 482	45 471	42 193	43 735	41 760	59 528	54 669	50 030
295	248	257	227	219	236	321	274	284
179	178	164	206	202	201	140	150	144
152	182	188	198	196	195	126	131	139
4.15	4.03	3.81	6.37	6.23	6.19	3.54	3.69	3.52
3.60	4.01	3.99	6.69	6.06	6.03	3.29	3.65	3.46
181.1	193.2	752.9	246.1	227.2	861.3	99.3	100.0	415.2
-	0.3	2.6	0.3	0.6	6.8	1.5	1.7	12.5
181.1	193.5	755.5	246.4	227.8	868.1	100.8	101.7	427.7
160.8	157.2	605.1	173.8	162.6	636.5	99.1	91.7	380.8
148.9	157.1	590.2	157.2	162.8	625.3	89.0	88.2	352.3
-	0.3	2.6	0.4	0.6	6.9	1.5	1.7	12.5
0.2	0.2	0.9	0.3	0.2	1.6	0.4	1.0	2.1
2.1	0.5	3.6	1.4	0.3	2.7	1.9	0.3	2.9
151.2	158.1	597.3	159.3	163.9	636.5	92.8	91.2	369.8
9.6	(0.9)	7.8	14.5	(1.3)	-	6.3	0.5	11.0
20.3	36.3	150.4	72.6	65.2	231.6	1.7	10.0	46.9
30.4	31.3	116.3	29.0	27.5	90.2	4.7	2.8	12.9
12.1	7.9	25.0	5.4	0.3	8.4	-	-	1.1
(0.4)	(0.6)	(1.7)	(0.1)	(0.4)	(0.5)	-	-	-
42.1	38.6	139.6	34.3	27.4	98.1	4.7	2.8	14.0

INTERNATIONAL OPERATIONS

		Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Appropriation basis		Navachab - Attributable 70%			Sadiola - Attributable 38%		
OPERATING RESULTS							
GOLD							
Tons mined	- 000	970	1 051	3 621	1 237	797	3 906
Volume mined (bcm)	- 000	358	386	1 330	658	390	2 062
Stripping ratio	- t(mined-treated)						
	/t treated	2.75	3.19	2.69	1.45	0.76	1.08
Tons treated	- 000	259	251	981	504	452	1 882
Milled head grade	- g/t	1.58	1.48	1.46	3.24	3.29	3.30
Metallurgical recovery	- %	89.62	89.62	90.74	95.94	96.40	96.40
Gold produced	- kgs	366	333	1 298	1 567	1 435	5 983
Revenue	- R/kg sold	55 354	61 436	54 636	60 446	59 807	55 739
Cash costs	- R/kg produced	44 377	49 571	47 846	18 312	21 646	18 424
	- $/oz produced	239	249	270	99	109	104
PRODUCTIVITY							
g/employee	- actual	545	452	471	2 800	2 477	2 572
FINANCIAL RESULTS (R MILLION)							
Gold revenue		19.7	20.1	71.0	94.8	89.5	333.2
Cost of sales		16.4	16.8	63.2	34.9	38.3	130.8
Cash costs		16.2	16.5	62.1	28.5	31.2	110.2
Rehabilitation costs		-	0.2	0.4	-	-	-
Other non-cash costs		0.2	0.1	0.7	6.0	5.1	20.0
Production costs		16.4	16.8	63.2	34.5	36.3	130.2
Inventory change		-	-	-	0.4	2.0	0.6
Profit from operations		3.3	3.3	7.8	59.9	51.2	202.4
Capital expenditure		0.1	0.2	1.9	3.6	3.5	11.1

NOTE: The financial results for Sadiola have been equity accounted and the detail above is given for information only.

ASSOCIATE

			Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Appropriation basis			Driefontein - Attributable 21,5%		
OPERATING RESULTS					
GOLD					
Area mined	- m2	- 000	40	39	165
Tons milled	- 000	- reef	246	241	985
		- waste	54	47	143
		- total	300	288	1 128
Yield	- g/t	- reef	10.70	9.74	9.77
		- waste	2.83	2.68	2.82
		- average	9.28	8.59	8.89
Gold produced	- kgs	- reef	2 631	2 347	9 625
		- waste	153	126	403
		- total	2 784	2 473	10 028
Revenue		- R/kg sold	54 460	57 605	52 170
Cash costs		- R/ton milled	319	315	333
		- R/kg produced	34 416	36 714	37 407
		- $/oz produced	185	184	213
PRODUCTIVITY					
g/employee		- target	220	211	220
		- actual	208	181	197
m2/employee		- target	3.27	3.10	3.26
		- actual	3.01	2.90	2.97
FINANCIAL RESULTS (R MILLION)					
Gold normal revenue			151.6	142.5	523.1
Accelerated hedge revenue			-	-	-
Total gold revenue			151.6	142.5	523.1
Cost of sales			99.7	94.4	408.2
Cash costs			95.7	90.9	375.1
Retrenchment costs			1.4	1.0	21.4
Rehabilitation costs			0.5	0.5	2.4
Other non-cash costs			2.1	2.0	9.3
Production costs			99.7	94.4	408.2
Inventory change			-	-	-
Profit from operations			51.9	48.1	114.9
Capital expenditure					
		- mining direct	25.5	16.8	97.3
		- other	0.2	5.7	5.9
		- recoupments	-	-	-
Net capital expenditure			25.7	22.5	103.2

NOTE: The financial results for Driefontein have been equity accounted and the detail above is given for information only.

SHAFT SINKING

SHAFT SINKING (metres)	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
MOAB KHOTSONG MINE			
Main shaft			
Depth to date (below collar)	2 384	2 379	2 384
Rock / ventilation sub-vertical shaft			
Advance	14	2	117
Depth to date	806	792	806
Station cutting	313	11	549
Man / material sub-vertical shaft			
Depth to date	81	81	81
TSHEPONG SOUTH (previously Freegold 4)			
Advance	-	56	192
Depth to date	2 357	2 357	2 357
TAUNG NORTH (previously Joel No. 1 shaft)			
Advance	243	257	719
Depth to date (below collar)	1 004	762	1 004
WEST WITS OPERATIONS			
South Sub Shaft 1			
Advance	75	17	100
Depth to date (below collar)	1 019	944	1 019
South Sub Shaft 2			
Advance	-	-	57
Depth to date (below collar)	1 212	1 212	1 212
South Sub Shaft Vent Shaft			
Depth to date (below collar)	749	749	749

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended December 1998

| | METRIC Advance | Sampled | | | | | |
	metres	metres	channel width cm	gold g/t	gold cm.g/t	uranium kg/t	uranium cm.g/t
VAAL RIVER OPERATIONS							
Great Noligwa Mine							
Vaal reef	6 037	416	65.20	39.34	2 565	1.78	116.09
"C" reef	1 309	332	9.15	76.80	703	2.15	19.67
Kopanang mine							
Vaal reef	10 465	1 316	13.69	106.45	1 457	3.99	54.60
"C" reef	114	8	18.00	6.72	121	1.36	24.44
Tau Lekoa Mine							
Ventersdorp Contact reef	7 359	1 780	132.58	6.67	884	0.10	13.27
Moab Khotsong Mine							
Vaal reef	1 117	-	-	-	-	-	-
FREE STATE OPERATIONS							
Bambanani Mine							
Basal reef	3 779	364	70.00	12.15	851	0.07	4.60
Leader reef	-	-	-	-	-	-	-
Tshepong Mine							
Basal reef	5 019	424	18.50	68.45	1 270	2.01	37.24
"B" reef	146	-	-	-	-	-	-
Matjhbeng Mine							
Basal reef	2 075	244	24.60	43.60	1 072	0.71	17.38
Pyrite reef	-	-	-	-	-	-	-
"A" reef	304	24	90.70	7.45	675	0.31	27.95
Joel Mine							
Taung South (No. 3 shaft)							
Beatrix VS 5 composite reef	2 806	936	70.40	13.61	959	-	-
WEST WITS OPERATIONS							
East Mine							
Ventersdorp Contact reef	20	-	-	-	-	-	-
Carbon Leader reef	4 373	-	-	-	-	-	-
West mine							
Ventersdorp Contact reef	708	-	-	-	-		
Carbon Leader reef	895	-	-	-	-		
South Mine							
Ventersdorp Contact reef	7 094	540	75.60	19.95	1 508		
Elandsrand							
Ventersdorp Contact reef	6 510	1 044	39.53	20.83	823		
Deelkraal							
Ventersdorp Contact reef (plus footwall bands)	1 780	138	103.57	9.81	1 020		

CONSOLIDATED BALANCE SHEET

Prepared in accordance with International Accounting Standards

31 December	1998	1997
	$ million	$ million
Capital Employed		
Shareholders' equity	1 159.9	1 346.9
Deferred tax	733.0	925.7
Long-term borrowings	121.2	142.0
Other long-term liabilities	192.8	242.2
	2 206.9	2 656.8
Employment of capital		
Mining assets	1 883.2	2 308.2
Investments	136.6	112.8
Long-term loans	126.7	129.8
Net current assets	60.4	106.0
Cash	224.1	239.1
Other current assets	262.9	322.7
Current liabilities	426.6	455.8
	2 206.9	2 656.8

CASH FLOW STATEMENT

Prepared in accordance with international Accounting Standards.

For the year ended December	1998	1997
	$ million	$ million
Operating activities	430.5	278.8
Cash flow from operations	520.5	307.3
Investment income	30.1	56.0
Working capital movement	(7.8)	74.1
Taxation paid	(112.3)	(158.6)
Investing and financing activities	(111.6)	(203.7)
Mining assets acquired	(172.9)	(218.4)
Disposal of mining assets	104.8	16.8
Investments	5.3	(29.4)
Purchase of management contracts	(11.4)	-
Loans	(16.7)	27.3
Formation and share issue expenses	(20.7)	-
Translation adjustment	(74.4)	(9.1)
Net cash generated	244.5	66.0
Dividends paid	(259.5)	(307.5)
Cash resources at beginning of year	239.1	480.6
Cash resources at end of year	224.1	239.1

Notes to the Cash Flow Statement

Cash flow from operations

Profit before taxation	375.9	133.1
Investment income	(30.1)	(56.0)
Formation costs	4.9	-
Amortisation of mining assets and provisions	150.2	242.4
Profit / (loss) on disposal of assets	19.6	(12.2)
Cash flow from operations	520.5	307.3

CONSOLIDATED OPERATING RESULTS

Prepared in accordance with International Accounting Standards.
Statistics are shown in imperial units and financial figures in US dollars.

Issued Capital: 97 853 199   ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company

			Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Year ended December 1997
GOLD						
UNDERGROUND OPERATIONS						
Area mined	- ft^2	- 000	11 137	12 297	47 804	60 730
Tons milled	- 000	- reef	5 826	6 497	25 509	32 688
		- waste	80	110	424	404
		- total	5 906	6 607	25 933	33 092
Yield	- oz/t	- reef	0.245	0.233	0.240	0.211
		- waste	0.046	0.049	0.047	0.040
		- average	0.240	0.230	0.237	0.209
Gold produced	- ozs (000)	- reef	1 490	1 513	6 121	6 894
		- waste	6	5	19	17
		- total	1 496	1 518	6 140	6 911
PRODUCTIVITY						
oz/employee	- target		5.69	5.95	5.59	4.60
	- actual		6.08	5.79	5.82	4.44
ft^2/employee	- target		48.55	47. 15	47.47	39.93
	- actual		46.82	47.68	44.78	38.53
SURFACE AND DUMP RECLAMATION						
Tons treated	-000		15 768	16 474	63 395	65 677
Yield	-oz/t		0.008	0.008	0.009	0.009
Gold produced	- ozs (000)		133	134	547	583
OPEN CUT OPERATIONS						
Tons mined	-000		2 433	2 036	8 297	6 298
Volume mined (bcy)	-000		1 330	1 015	4 437	3 537
Stripping ratio	- t(mined-treated)/t treated		1.89	1.63	1.63	1.35
Tons treated	-000		841	775	3 156	2 676
Yield	-oz/t		0.074	0.073	0.074	0.074
Gold produced	- ozs (000)		61	57	234	197
TOTAL						
Gold produced	- ozs (000)		1 690	1 709	6 921	7 691
Revenue	- $/oz sold(excluding accelerated hedge)		329	306	238	357
	- $/oz sold(including accelerated hedge)		332	306	247	365
Cash costs	- $/oz produced		222	210	229	279
Total production costs $/oz produced			258	237	265	323
URANIUM						
Tons treated	-000		675	729	2 840	3 502
Yield	-lb/t		0.73	0.64	0.69	0.51
Production	-lbs		491 631	468 483	1 964 320	1 799 952
Cost of production	-$/lb		5.81	6.14	6.33	8.18
Sales	-lbs		1 479 453	264 848	3 326 323	3 855 887

CONSOLIDATED FINANCIAL RESULTS

Prepared in accordance with International Accounting Standards.

(US$ MILLION)	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Year ended December 1997
Turnover	560.9	493.3	2 235.6	2 649.3
Gold revenue	553.0	486.9	2 184.6	2 593.5
Normal	548.2	485.8	2 116.5	2 527.0
Accelerated hedge	4.8	1.1	68.1	66.5
Cost of sales	433.4	381.7	1 768.4	2 476.5
Cash costs	354.4	339.5	1 499.1	2 045.1
Retrenchment costs	4.9	1.1	68.2	65.7
Rehabilitation costs	0.4	1.9	2.4	8.5
Other non-cash costs	16.9	5.8	20.7	47.9
Production costs	376.6	348.3	1 590.4	2 167.2
Amortisation costs	33.4	30.8	135.5	200.5
Total production costs	410.0	379.1	1 725.9	2 367.7
Inventory change	23.4	2.6	42.5	108.8
Gold operating profit	119.6	105.2	416.2	117.0
Uranium and acid profit	7.9	2.6	17.9	17.9
Uranium and acid sales	20.5	6.4	51.0	55.8
Uranium and acid cost of sales	12.6	3.8	33.1	37.9
Profit from operations	127.5	107.8	434.1	134.9
Exploration costs	8.9	9.7	36.8	-
Research and development	2.3	0.7	4.7	-
Corporate administration costs	15.4	9.7	48.5	69.5
Other income - net	21.8	8.3	40.9	55.5
Profit (loss) on sale of assets	1.7	(58.2)	(9.1)	12.2
Profit before tax	124.4	37.8	375.9	133.1
Taxation	54.5	9.4	123.1	(22.0)
Normal taxation	38.1	44.0	156.2	89.3
Deferred taxation - normal	16.4	7.3	8.8	(111.3)
- on sale of assets	-	(41.9)	(41.9)	-
Profit after tax	69.9	28.4	252.8	155.1
Equity earnings	12.1	9.7	64.7	40.0
Transfer to NDR	-	-	-	15.9
Total net earnings	82.0	38.1	317.5	179.2
Earnings per share - cents	84	39	324	183
Headline earnings - $m	88.2	58.2	276.9	169.8
- cents per share	90	60	283	174
Capital expenditure				
- mining direct	39.3	38.4	160.4	209.1
- other	6.5	1.3	11.5	8.4
- recoupments	(1.8)	(24.0)	(73.2)	(22.5)
Net capital expenditure	44.0	15.7	98.7	195.0

VAAL RIVER OPERATIONS

	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Prepared in accordance with International Accounting Standards.						
Amortisation basis	Great Noligwa Mine (previously Vaal Reefs No. 8 shaft)			Kopanang Mine (previously Vaal Reefs No. 9 shaft)		
OPERATING RESULTS						
GOLD						
Area mined - ft^2 - 000	1 270	1 260	4 844	1 216	1 130	4 219
Tons milled - 000 - reef	644	709	2 734	602	546	2 075
- waste	4	-	4	-	-	-
- surface and dump reclamation	-	-	-	-	-	-
- total	648	709	2 738	602	546	2 075
Yield - oz/t - reef	0.398	0.374	0.394	0.247	0.229	0.223
- waste	0.022	-	0.022	-	-	-
- surface and dump reclamation						
- average	0.396	0.374	0.393	0.247	0.229	0.223
Gold produced - ozs (000)- reef	256	265	1 077	148	126	463
- waste	-	-	-	-	-	-
- surface and dump reclamation	-	-	-	-	-	-
- total	256	265	1 077	148	126	463
Revenue - $/oz sold	330	307	328	330	307	327
Cash costs - $/ton milled	61	57	63	51	49	56
- $/oz produced	155	152	159	206	216	250
PRODUCTIVITY						
oz/employee - target	7.36	7.36	7.14	4.66	4.63	4.50
- actual	8.01	8.13	8.20	6.46	5.34	4.82
ft^2/employee - target	38.86	39.07	37.35	49.08	47.58	46.39
- actual	39.72	39.40	36.92	52.85	48.11	44.02
FINANCIAL RESULTS (US$ MILLION)						
Gold normal revenue	90.0	81.7	358.9	51.6	38.2	153.0
Accelerated hedge revenue	0.2	0.3	1.6	0.1	0.1	0.8
Total gold revenue	90.2	82.0	360.5	51.7	38.3	153.8
Cost of sales	47.2	47.1	213.2	35.1	29.3	128.5
Cash costs	39.6	40.5	171.8	30.7	27.0	115.6
Retrenchment costs	0.3	0.1	1.6	0.1	0.1	0.8
Rehabilitation costs	1.7	0.2	2.1	1.1	-	1.2
Other non-cash costs	0.1	0.3	2.0	-	0.3	1.5
Production costs	41.7	41.1	177.5	31.9	27.4	119.1
Amortisation costs	3.4	5.3	27.5	1.6	2.0	6.9
Inventory change	2.1	0.7	8.2	1.6	(0.1)	2.5
Profit from operations	43.0	34.9	147.3	16.6	9.0	25.3
Capital expenditure						
- mining direct	1.2	0.9	5.0	(1.2)	0.4	-
- other	1.8	-	3.1	0.8	-	1.3
- recoupments	-	-	-	-	-	-
Net capital expenditure	3.0	0.9	8.1	(0.4)	0.4	1.3

VAAL RIVER OPERATIONS

Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Tau Lekoa Mine (previously Vaal Reefs No. 10 shaft)			Surface operations			Moab Khotsong Mine (previously Vaal Reefs No. 11 shaft)		
1 001	1 055	3 907	-	-	-			
507	520	2 036	-	-	-			
-	-	1	-	-	-			
-	-	-	1 267	1 281	5 388			
507	520	2 037	1 267	1 281	5 388			
0.142	0.129	0.132	–	–	–			
-	-	0.146	-	-	-			
-	-	-	0.015	0.012	0.014			
0.142	0.129	0.132	0.015	0.012	0.014			
71	67	269	-	-	-			
-	-	-	-	-	-			
–	-	-	18	16	75			
71	67	269	18	16	75			
331	309	322	331	310	328			
39	37	41	3	3	4			
279	288	307	199	257	253			
5.34	5.24	5.14	–	–	–			
4.89	4.63	4.31	-	-	-			
68.67	67.92	65.34	-	-	-			
68.35	72.44	62.32	-	-	-			
25.2	20.9	89.5	6.1	4.7	24.4			
0.2	0.2	1.2	-	-	-			
25.4	21.1	90.7	6.1	4.7	24.4			
26.8	23.1	101.7	3.7	4.0	19.0			
20.0	19.2	82.8	3.7	3.9	18.9			
0.1	0.2	1.1	-	0.1	0.1			
0.5	-	0.6	-	-	-			
0.3	0.2	1.2	-	-	-			
20.9	19.6	85.7	3.7	4.0	19.0			
4.6	2.3	12.9	-	-	-			
1.3	1.2	3.1	-	-	-			
(1.4)	(2.0)	(11.0)	2.4	0.7	5.4			
	0.4	1.5	–	–	–	9.3	14.0	50.2
0.5	(0.1)	0.8	–	–	–	–	–	–
			–	–	–	–	–	–
0.5	0.3	2.3	-	-	-	9.3	14.0	50.2

FREE STATE OPERATIONS

Prepared in accordance with International Accounting Standards.

	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Amortisation basis	Bambanani Mine (previously Freegold 1)			Tshepong Mine (previously Freegold 2)		
OPERATING RESULTS						
GOLD						
Area mined - ft^2 - 000	954	935	3 708	946	980	3 842
Tons milled - 000 - reef	623	582	2 307	340	335	1 328
- surface and dump reclamation	-	-	-	-	-	-
- total	623	582	2 307	340	335	1 328
Yield - oz/t - reef	0.239	0.217	0.240	0.249	0.210	0.229
- surface and dump reclamation	-	-	-	-	-	-
- average	0.239	0.217	0.240	0.249	0.210	0.229
Gold produced - ozs (000)- reef	149	127	553	84	70	304
- surface and dump reclamation	-	-	-	-	-	-
- total	149	127	553	84	70	304
Revenue - $/oz sold	338	306	326	347	306	329
Cash costs - $/ton milled	58	50	57	72	60	66
- $/oz produced	243	232	236	289	287	290
PRODUCTIVITY						
oz/employee - target	5.59	5.50	5.50	4.18	4.28	4.24
- actual	6.78	5.63	6.08	5.24	4.21	4.57
ft^2/employee - target	42.84	41.87	40.69	59.09	59.20	58.88
- actual	43.38	41.12	40.80	58.45	58.66	57.59
FINANCIAL RESULTS (US$ MILLION)						
Gold normal revenue	52.4	38.6	183.2	30.7	21.5	101.9
Accelerated hedge revenue	1.3	-	1.3	1.6	-	1.6
Total gold revenue	53.7	38.6	184.5	32.3	21.5	103.5
Cost of sales	43.0	32.7	146.8	31.3	23.4	101.5
Cash costs	36.1	29.4	130.7	24.5	20.2	88.3
Retrenchment costs	1.3	-	1.3	1.6	-	1.6
Rehabilitation costs	(0.7)	-	(0.5)	(0.4)	0.1	(0.2)
Other non-cash costs	1.3	1.4	0.8	0.6	0.6	0.2
Production costs	38.0	30.8	132.3	26.3	20.9	89.9
Amortisation costs	1.9	1.3	7.9	3.1	2.2	7.8
Inventory change	3.1	0.6	6.6	1.9	0.3	3.8
Profit from operations	10.7	5.9	37.7	1.0	(1.9)	2.0
Capital expenditure						
- mining direct	1.9	1.9	5.3	-	0.1	0.3
- other	0.1	-	-	-	-	-
- recoupments	-	-	-	-	-	-
Net capital expenditure	2.0	1.9	5.3	-	0.1	0.3

FREE STATE OPERATIONS

Masimong Mine (previously Freegold 3)			Matjhabeng Mine (previously Western Holdings)			Closure shafts		
Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
	484	1 302	1 219	1 244	4745			678
	256	677	607	632	2 301		48	555
	256	677	607	632	2 301		48	555
	0.184	0.182	0.208	0.204	0.219		0.232	0.217
	0.184	0.182	0.208	0.204	0.219		0.232	0.217
2	47	123	125	129	503		12	120
2	47	123	125	129	503		12	120
329	306	320	338	306	326		306	730
	47	53	64	48	61		68	83
	255	293	311	237	277		293	381
	5.24	5.02	4.63	5.05	4.57			5.43
	5.59	4.82	4.76	4.73	4.57			5.43
	58.13	58.02	42.30	46.07	41.87			38.74
	57.69	50.91	46.07	45.75	42.95			30.58
0.7	14.4	39.7	46.6	39.4	168.6		3.4	39.1
-			1.1	-	1.1			48.7
0.7	14.4	39.7	47.7	39.4	169.7		3.4	87.8
(2.9)	14.0	39.7	43.6	33.4	152.0	0.5	3.7	97.6
(2.9)	11.9	36.1	39.2	30.6	139.4		3.3	45.9
-			1.2	-	1.2			48.6
		0.1	(0.6)	0.1	(0.3)			0.1
	0.5		0.8	1.3	0.6	0.1	-	(1.5)
(2.9)	12.4	36.2	40.6	32.0	140.9	0.1	3.3	93.1
	1.4	2.6	0.6	0.9	5.7	0.5	0.2	2.6
	0.2	0.9	2.4	0.5	5.4	(0.1)	0.2	1.9
3.6	0.4		4.1	6.0	17.7	(0.5)	(0.3)	(9.8)
4.0	0.5	5.7	0.1	0.1	0.6	0.1	(0.1)	
		(0.1)	-			-		
	(17.8)	(17.8)	-				(4.5)	(48.1)
4.0	(17.3)	(12.2)	0.1	0.1	0.6	0.1	(4.6)	(48.1)

FREE STATE OPERATIONS   (continued)

Prepared in accordance with International Accounting Standards.	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Amortisation basis	Surface operations			Taung South Shaft (previously Joel No. 3 shaft)		
OPERATING RESULTS						
GOLD						
Area mined - ft² - 000	-	-	-	700	797	3 025
Tons milled - 000 - reef	-	-	-	411	399	1 464
- surface and dump reclamation	583	458	2 092	-	-	-
- total	583	458	2 092	411	399	1 464
Yield - oz/t - reef	-	-	-	0.186	0.163	0.178
- surface and dump reclamation	0.029	0.030	0.037	-	-	-
- average	0.029	0.030	0.037	0.186	0.163	0.178
Gold produced - ozs (000) reef	-	-	-	77	65	261
- surface and dump reclamation	17	14	78	-	-	-
- total	17	14	78	77	65	261
Revenue - $/oz sold	330	306	325	330	322	330
Cash costs - $/ton milled	7	9	8	40	37	42
- $/oz produced	243	300	221	216	224	236
PRODUCTIVITY						
oz/employee - target	4.05	4.18	4.50	4.92	4.99	5.21
- actual	7.68	5.72	6.98	5.42	5.00	4.79
ft²/employee - target	-	-	-	60.06	60.94	62.54
- actual	-	-	-	49.58	61.12	55.54
FINANCIAL RESULTS (US$ MILLION)						
Gold normal revenue	5.7	4.2	25.5	25.2	21.0	85.9
Accelerated hedge revenue	-	-	-	-	-	-
Total gold revenue	5.7	4.2	25.5	25.2	21.0	85.9
Cost of sales	4.0	4.4	18.5	18.5	17.9	71.5
Cash costs	4.2	4.1	17.3	16.5	14.6	61.6
Retrenchment costs	-	-	-	-	-	-
Rehabilitation costs	(0.7)	-	(0.6)	-	(0.1)	(0.1)
Other non-cash costs	-	0.3	-	-	-	0.2
Production costs	3.5	4.4	16.7	16.5	14.5	61.7
Amortisation costs	0.1	-	0.9	2.7	2.6	11.6
Inventory change	0.4	-	0.9	(0.7)	0.8	(1.8)
Profit from operations	1.7	(0.2)	7.0	6.7	3.1	14.4
Capital expenditure						
- mining direct				3.9	4.0	24.2
- other	-			-	-	-
- recoupments				-	-	-
Net capital expenditure	-			3.9	4.0	24.2

ERGO OPERATIONS

Prepared in accordance with International Accounting Standards

	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Amortisation basis			
OPERATING RESULTS			
GOLD			
Material treated - tons - 000	13918	14 736	55 915
Yield - oz/t	0.007	0.007	0.007
Gold produced - ozs (000)	98	105	394
Revenue - $/oz sold	330	306	321
Cash costs - $/ton treated	2	1	2
- $/oz produced	227	209	235
FINANCIAL RESULTS (US$ MILLION)			
Gold normal revenue	34.1	31.0	128.5
Accelerated hedge revenue	-	0.2	0.7
Total gold revenue	34.1	31.2	129.2
Cost of sales	26.2	24.9	109.2
Cash costs	22.4	21.9	92.7
Retrenchment costs	0.1	0.1	0.7
Rehabilitation costs	(0.5)	0.3	0.5
Other non-cash costs	0.2	0.1	0.9
Production costs	22.2	22.4	94.8
Amortisation costs	2.6	3.0	12.1
Inventory change	1.4	(0.5)	2.3
Gold operating profit	7.9	6.3	20.0
Acid loss	(0.4)	-	(0.3)
Acid sales	1.8	1.9	8.0
Acid cost of sales	2.2	1.9	8.3
Profit from operations	7.5	6.3	19.7
Net capital expenditure	0.7	0.6	3.3

WEST WITS OPERATIONS

Prepared in accordance with International Accounting Standards	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Amortisation basis	East Mine			West Mine		
OPERATING RESULTS						
GOLD						
Area mined - ft^2 - 000	861	872	3315	506	646	2 422
Tons milled - 000 - reef	506	518	2 034	274	348	1 356
- waste	-	-	-	-	-	-
- total	506	518	2 034	274	348	1 356
Yield - oz/t - reef	0.367	0.361	0.356	0.192	0.208	0. 198
- waste	-	-	-	-	-	-
- average	0.367	0.361	0.356	0.192	0.208	0. 198
Gold produced - ozs (000) - reef	186	187	725	52	73	268
- waste	-	-	-	-	-	-
- total	186	187	725	52	73	268
Revenue - $/oz sold	330	306	324	330	306	328
Cash costs - $/ton milled	56	53	57	67	52	57
- $/oz produced	154	145	159	349	250	290
PRODUCTIVITY						
oz/employee - target	7.12	7.13	7.01	4.93	4.79	4.56
- actual	9.14	9.11	8.87	3.32	4.59	4. 15
ft^2/employee - target	45.75	45.21	43.38	48.01	46.72	45. 10
- actual	42.41	42.41	40.47	32. 18	39.83	38.00
FINANCIAL RESULTS (US$ MILLION)						
Gold normal revenue	66.1	57.3	238.9	19.2	22.3	88.4
Accelerated hedge revenue	-	0.1	0.6	0.1	(0. 1)	1.3
Total gold revenue	66.1	57.4	239.5	19.3	22.2	89.7
Cost of sales	34.7	28.9	127.8	20.0	18.4	82.0
Cash costs	28.6	27.2	115.1	18.3	18. 1	777
Retrenchment costs	-	-	0.5	-	-	1 3
Rehabilitation costs	(0.2)	0.4	0.3	-	0.2	0.2
Other non-cash costs	0.4	0.2	0.9	0.4	-	0.5
Production costs	28.8	27.8	116.8	18.7	18.3	79.7
Amortisation costs	2.1	1.8	8.2	0.2	0.4	1.6
Inventory change	3.8	(0.7)	2.8	1.1	(0.3)	0.7
Profit from operations	31.4	28.5	111.7	(0.7)	3.8	7.7
Capital expenditure						
- mining direct	0.4	0.3	0.9	0.8	0.3	1 1
- other	0.2	0.1	0.3	0.3	0.1	0.4
- recoupments	-	-	-	-	-	-
Net capital expenditure	0.6	0.4	1.2	1.1	0.4	1.5

WEST WITS OPERATIONS

Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
South Mine			Elandsrand			Deelkraal		
689	754	2 928	1 356	1 238	4 994	419	485	1 894
471	479	1 910	590	571	2 370	250	288	1 124
-	-	-	9	6	39	68	53	222
471	479	1 910	599	577	2 409	318	341	1 346
0. 185	0. 213	0. 218	0. 203	0. 210	0. 203	0. 187	0. 176	0. 196
-	-	-	0.011	0.012	0.008	0.019	0.024	0.028
0. 185	0. 213	0. 218	0. 200	0. 208	0. 200	0. 151	0. 152	0. 168
87	102	417	120	119	481	47	50	220
-	-	-	-	-	-	1	1	6
87	102	417	120	119	481	48	51	226
330	306	325	330	307	326	335	311	334
55	53	56	46	45	47	49	42	48
295	248	257	227	219	236	321	274	284
5.75	5.73	5.27	6.62	6.49	6.47	4.50	4.84	4.62
4.90	5.85	6.05	6.36	6.31	6.25	4.06	4.21	4.46
44.67	43.38	41.01	68.57	67.06	66.63	38. 10	39.72	37.89
38.75	43. 16	42.95	72.01	65.23	64.91	35.41	39.29	37.24
31.4	31. 1	137.3	42.6	36.6	155.8	17.2	16. 1	76.0
(0.1)	0.1	0.4	0.1	0.1	1.4	0.2	0.3	2.4
31.3	31.2	137.7	42.7	36.7	157.2	17.4	16.4	78.4
28.8	26.6	115.4	31.8	28.3	125.7	18.5	16.2	75. 5
25.8	25.3	107.3	27.2	26.3	113.8	15.4	14.2	64.2
0.1	0.1	0.6	-	0.1	1.3	0.3	0.2	2.4
-	0.1	0.2	-	0.4	(1.0)	0.1	0.3	(0.3)
(0. 1)	0.3	0.4	0.5	(0.1)	0.6	0.2	0.1	0.5
25.8	25.8	108.5	27.7	26.7	114.7	16.0	14.8	66.8
1.2	1.2	5.7	1.8	1.7	8.3	1.5	1.4	7.5
1.8	(0.4)	1.2	2.3	(0.1)	2.7	1.0	-	1.2
2.5	4.6	22.3	10.9	8.4	31.5	(1. 1)	0.2	2.9
5.4	4.9	21.1	5.0	4.4	16.1	0.8	0.4	2.3
2.1	1.4	4.4	0.9	0.1	1.5	-	-	0.2
(0.1)	(0.1)	(0.3)	-	(0.1)	(0.1)	-	-	-
7.4	6.2	25.2	5.9	4.4	17.5	0.8	0.4	2.5

INTERNATIONAL OPERATIONS

Prepared in accordance with International
Accounting Standards.

	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Amortisation basis	Navachab Attributable 70%			Sadiola Attributable 38%		
OPERATING RESULTS						
GOLD						
Tons mined - 000	1 069	1 158	3 991	1 364	878	4 306
Volume mined (bcy) - 000	469	505	1 740	861	510	2 697
Stripping ratio - t(mined-treated) /t treated	2.74	3.19	2.69	1.46	0.76	1.08
Tons treated - 000	285	277	1 081	556	498	2 075
Milled head grade - oz/t	0.046	0.043	0.043	0.095	0.096	0.096
Metallurgical recovery - %	89.62	89.62	90.74	95.94	96.40	96.40
Gold produced - ozs (000)	11.77	10.71	41.73	50.38	46.14	192.36
Revenue - $/oz sold	298	308	307	326	300	314
Cash costs - $/oz produced	239	249	270	99	109	104
PRODUCTIVITY						
oz/employee - actual	17.52	14.53	15.14	90.01	79.64	82.69
FINANCIAL RESULTS (US$ MILLION)						
Gold revenue	3.4	3.2	12.8	16.4	14.4	60.3
Cost of sales	3.2	2.9	12.7	9.0	9.0	35.2
Cash costs	2.8	2.7	11.3	4.9	5.1	19.9
Rehabilitation costs	-	0.1	0.1	-	-	-
Other non-cash costs	0.1	(0.1)	0.1	1.0	0.6	3.5
Production costs	2.9	2.7	11.5	5.9	5.7	23.4
Amortisation costs	0.3	0.2	1.2	3.0	3.0	11.7
Inventory change	-	-	-	0.1	0.3	0.1
Profit from operations	0.2	0.3	0.1	7.4	5.4	25.1
Capital expenditure	-	0.1	0.4	0.6	0.5	2.0

NOTE: The financial results for Sadiola have been equity accounted and the detail above is given for information only.

ASSOCIATE

Prepared in accordance with International Accounting Standards.

	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
Amortisation basis	Driefontein Attributable 21.5%		
OPERATING RESULTS			
GOLD			
Area mined - ft² - 000	431	419	1 776
Tons milled - 000 - reef	271	266	1 086
- waste	60	52	158
- total	331	318	1 244
Yield - oz/t - reef	0.312	0.284	0.285
- waste	0.083	0.078	0.082
- average	0.271	0.250	0.259
Gold produced - ozs (000)- reef	84	75	309
- waste	5	4	13
- total	89	79	322
Revenue - $/oz sold	293	289	293
Cash costs - $/ton treated	50	46	55
- $/oz produced	185	184	213
PRODUCTIVITY			
oz/employee - target	7.08	6.78	7.08
- actual	6.69	5.82	6.33
ft²/employee - target	35.20	33.37	35.09
- actual	32.40	31.22	31.97
FINANCIAL RESULTS (US$ MILLION)			
Gold normal revenue	26.3	23.0	94.5
Accelerated hedge revenue	-	-	-
Total gold revenue	26.3	23.0	94.5
Cost of sales	18.9	17.3	83.9
Cash costs	16.6	14.6	68.5
Retrenchment costs	0.2	0.1	4.2
Rehabilitation costs	0.1	0.1	0.4
Other non-cash costs	0.5	0.4	1.9
Production costs	17.4	15.2	75.0
Amortisation costs	1.2	1.2	5.3
Inventory change	0.3	0.9	3.6
Profit from operations	7.4	5.7	10.6
Capital expenditure			
- mining direct	4.3	2.8	17.9
- other	0.1	0.9	1.0
- recoupments	-	-	-
Net capital expenditure	4.4	3.7	18.9

NOTE: The financial results for Driefontein have been equity accounted and the detail above is given for information only.

SHAFT SINKING

Shaft Sinking (feet)	Quarter ended December 1998	Quarter ended September 1998	Year ended December 1998
MOAB KHOTSONG MINE			
Main shaft			
Depth to date (below collar)	7 821	7 805	7 821
Rock/ventilation sub-vertical shaft			
Advance	46	7	384
Depth to date	2 645	2 599	2 645
Station cutting	1 028	35	1 801
Man/material sub-vertical shaft			
Depth to date	266	266	266
TSHEPONG SOUTH			
(previously Freegold 4)			
Advance		184	630
Depth to date	7 733	7 733	7 733
TAUNG NORTH SHAFT			
(previously Joel No. 1 shaft)			
Advance	796	842	2 356
Depth to date (below collar)	3 289	2 499	3 289
WEST WITS OPERATIONS			
South Sub Shaft 1			
Advance	244	56	326
Depth to date (below collar)	3 342	3 097	3 342
South Sub Shaft 2			
Advance			187
Depth to date (below collar)	3 977	3 977	3 977
South Sub Shaft Vent Shaft			
Advance			
Depth to date (below collar)	2 457	2 457	2 457

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended December 1998	Advance	Sampled	**Imperial** channel	gold		uranium		
	feet	feet	width inches	oz/t	ft. oz/t	lb/t	ft.	lb/t
VAAL RIVER OPERATIONS								
Great Noligwa Mine								
Vaal reef	19 806	1 365	25.67	1.17	2.45	3.63		7.62
"C" reef	4 293	1 089	3.60	2.29	0.67	4.39		1.29
Kopanang Mine								
Vaal reef	34 333	4 318	5.39	3.17	1.39	8.14		3.58
"C" reef	375	26	7.09	0.20	0.12	2.77		1.60
Tau Lekoa Mine								
Ventersdorp Contact reef	24 144	5 840	52.20	0.20	0.85	0.20		0.87
Moab Khotsong Mine								
Vaal reef	3 665	-	-	-	-	-		-
FREE STATE OPERATIONS								
Bambanani Mine								
Basal reef	12 398	1 194	27.60	0.35	0.81	0.13		0.30
Leader reef	-	-	-	-	-	-		-
Tshepong Mine								
Basal reef	16 467	1 391	7.30	2.00	1.22.	4.02		2.44
"B" reef	479	-	-	-	-	-		-
Matjhabeng Mine								
Basal reef	6 808	801	9.68	1.27	1.03	1.42		1.14
Pyrite reef								
"A" reef	997	79	35.70	0.22	0.65	0.62		1.83
Taung South Shaft (previously Joel No. 3 shaft)								
Beatrix VS 5 Composite reef	9 205	3 070	27.70	0.40	0.92	-		-
WEST WITS OPERATIONS								
East Mine								
Ventersdorp Contact reef	64	-	-	-	-			
Carbon Leader reef	14 348	-	-	-	-			
West Mine								
Ventersdorp Contact reef	2 322	-	-	-	-			
Carbon Leader reef	2 935	-	-	-	-			
South Mine								
Ventersdorp Contact reef	23 273	1 772	29.80	0.58	1.44			
Elandsrand								
Ventersdorp Contact reef	21 359	3 425	15.56	0.61	0.79			
Deelkraal								
Ventersdorp Contact reef (plus footwall bands)	5 840	453	40.78	0.29	0.98			

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 17 JULY 2003   By: /s/ C R Bull

                                       Name: C R Bull
                                       Title: Company Secretary